David E. Rosewater 212.756.2208	Writer’s E-mail Address David.Rosewater@srz.com

July 15, 2013

VIA EDGAR AND ELECTRONIC MAIL

Michele M. Anderson Chief Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549

Re:	VIVUS, Inc. (“Vivus” or the “Company”)
Communications on behalf of First Manhattan Co.
File No. 1-33389

Dear Ms. Anderson:

On behalf of First Manhattan Co., First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed Management Associates, LLC, First BioMed, L.P., First BioMed Portfolio, L.P. (collectively, “First Manhattan”), Michael James Astrue, Rolf Bass, Jon C. Biro, Samuel F. Colin, Alexander J. Denner, Johannes J.P. Kastelein, Melvin L. Keating, David York Norton, Herman Rosenman (collectively, the “Nominees”), Sarissa Capital Management LP, Sarissa Capital Offshore Master Fund LP and Sarissa Capital Domestic Fund LP (such entities, together with First Manhattan and the Nominees, the “Filing Persons”), we are responding to your comment letter received at 6:39 pm on Friday, July 12, 2013 (the “Comment Letter”) regarding a voicemail recording (the “Voicemail”) of a statement made by a representative of MacKenzie Partners, Inc. (“MacKenzie”), the proxy solicitor for First Manhattan. For your convenience, we are emailing to your attention a copy of this letter.

As indicated in the Comment Letter, according to information received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), a representative of MacKenzie stated in the Voicemail message left with a Vivus stockholder that Institutional Shareholder Services (“ISS”) and Egan Jones Proxy Services recommended that Vivus stockholders vote for the Nominees, and failed to clarify that ISS recommended a vote for only three of the nine Nominees. As a result, the Comment Letter requests that we advise the Staff as to what corrective

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action the participants will take, and that we confirm our understanding of the filing requirements for written soliciting material pursuant to Rule 14a-6(c).

In response to the Comment Letter, we respectfully note that MacKenzie has confirmed that their representatives were not provided with, and did not use, a script when soliciting Vivus stockholders via telephone, but rather made statements based on information contained in First Manhattan’s proxy statement, press releases and letters to stockholders of the Company, all of which have been filed in accordance with Rules 14a-6 and 14a-12 of the Securities Exchange Act of 1934. While the Voicemail apparently failed to contain certain clarifying information, MacKenzie believes that it was an isolated case, that the omission was not intentional, and that other voicemail messages left by representatives of MacKenzie and other discussions between representatives of MacKenzie and the Company’s stockholders were not incomplete or misleading. To avoid any such omissions in the future, immediately following receipt of your oral comments by telephone on Friday afternoon, MacKenzie reinstructed its representatives that, when providing information regarding the ISS recommendation to Vivus stockholders, they must specify that ISS has recommended a vote for three of the nine Nominees.

Attached hereto is a certification from MacKenzie confirming 1) that its representatives were not provided with, and did not utilize, a script when soliciting stockholders of Vivus via telephone and 2) that MacKenzie has reinstructed its representatives that they must specify that ISS has recommended a vote for three of the nine Nominees when providing information regarding the ISS recommendation to Vivus stockholders.

We also note that First Manhattan’s press release and letter to stockholders that make reference to the ISS recommendation accurately and fully disclose that it recommended a vote in favor of three of First Manhattan’s nine nominees, as did Vivus’ press release on the subject. The Vivus stockholders were fully informed as to the ISS recommendation by the mix of information disseminated by both sides in this contest. In addition, a press release issued by First Manhattan this morning (copy attached) in response to Vivus’ delay of the Annual Meeting restates the ISS recommendation for three of First Manhattan’s nine nominees.

We hereby confirm our understanding that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation must be filed under cover of Schedule 14A.

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Please do not hesitate to contact me at (212) 756-2208 or Marc Weingarten at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ David Rosewater
David Rosewater

cc: Peggy Kim, Special Counsel, Office of Mergers and Acquisitions

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FIRST MANHATTAN CALLS ADJOURNMENT OF ANNUAL MEETING BY THE
VIVUS BOARD A DESPERATE ACT TO DISENFRANCHISE SHAREHOLDERS

NEW YORK, July 15, 2013 – First Manhattan Co. (“FMC”), an owner-managed and operated investment advisory firm and the owner of approximately 9.9 percent of the outstanding shares of VIVUS, Inc. (“Vivus”) (NASDAQ: VVUS), today issued the following statement in response to Vivus’ adjourning their Annual Meeting of Stockholders:

“We are profoundly disappointed by this delaying tactic by the entrenched board. Vivus’ stated reason to adjourn the vote is just a pretense to buy time in an attempt to improperly influence the election, in our view. We believe this attack on the rights of Vivus shareholders is a desperate action by desperate people.

“FMC is acutely aware of its disclosure obligations and strongly disagrees with Vivus’ recent comments. Nothing that is required to be filed with the U.S. Securities and Exchange Commission has not already been filed. Unlike Vivus’ sitting board and its CEO, all of FMC’s filed materials have been clear on how Egan Jones and ISS have recognized the need for change at Vivus. Egan Jones recommends that Vivus shareholders vote for all nine of FMC’s nominees on the white proxy card and ISS recommends a vote for three of FMC’s nominees on the white proxy card. ISS recommends that shareholders do not vote on Vivus’ gold proxy card.

“Over the past several days and as late as yesterday evening, we have been negotiating with Vivus in good faith to achieve a settlement that would be beneficial to all shareholders. Instead of continuing these negotiations, Vivus’ board and CEO have resorted to tactics that we believe are simply aimed at preserving their entrenched position.

“Since the beginning of the proxy contest we have been telling fellow shareholders of our belief that the sitting board has exercised poor judgment and has put their interests ahead of those of the shareholders. Now, the Vivus board has acted with a strong-armed tactic that proves our case and reinforces our call for a much needed overhaul. Disenfranchising shareholders approximately twelve hours before a critical vote on the future of their company is inexcusable because it violates the very concept of a shareholder democracy.

“FMC will examine and consider all options to protect the rights of Vivus’ shareholders, including legal action.

“It is time to let Vivus’ shareholders voice their opinions and determine the future of their company. We encourage Vivus’ shareholders to vote their shares on the WHITE proxy card. If shareholders have already voted Vivus’ gold proxy card, they can still vote the WHITE card. Every vote counts and every shareholder’s vote is important no matter how many shares they own. Even if shareholders do not vote for all of our nominees, they should vote our WHITE proxy. Telephone, internet and ProxyEdge voting may not be available to all shareholders. Please call MacKenzie Partners at the number below for assistance.”

You can find additional details regarding our nominees’ strategic plan for value creation at http://www.ourmaterials.com/VVUS/. However, the execution of any strategic plan, including the hiring of any management personnel, will be subject to the fiduciary duties of the directors, if elected.

If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the proxy materials, please contact our proxy solicitor, MacKenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

FMC provides professional investment management services primarily to high net worth individuals as well as to partnerships, trusts, retirement accounts, pension plans and institutional clients. The firm currently manages in excess of $14 billion.

Additional Information and Where to Find It

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON JUNE 3, 2013, A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, SARISSA CAPITAL MANAGEMENT LP, SARISSA CAPITAL OFFSHORE MASTER FUND LP, SARISSA CAPITAL DOMESTIC FUND LP, MICHAEL JAMES ASTRUE, ROLF BASS, JON C. BIRO, SAMUEL F. COLIN, ALEXANDER J. DENNER, JOHANNES J.P. KASTELEIN, MELVIN L. KEATING, DAVID YORK NORTON AND HERMAN ROSENMAN (COLLECTIVELY, THE “PARTICIPANTS”) FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS. THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY HAVE BEEN FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST BY CONTACTING MACKENZIE PARTNERS, INC. AT (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 (COLLECT).

Contacts

The Abernathy MacGregor Group

Chuck Burgess, 212-371-5999, clb@abmac.com

Mike Pascale, 212-371-5999, mmp@abmac.com

or

Mackenzie Partners

Larry Dennedy, 212-929-5239

Charlie Koons, 212-929-5708

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

July 15, 2013

I am the Chairman and Chief Executive Officer of MacKenzie Partners, Inc. and hereby certify that the following statements are true and correct:

1.	When soliciting stockholders of VIVUS, Inc. (“Vivus”) via telephone on behalf of First Manhattan Co. and its affiliates (“First Manhattan”) in connection with the 2013 annual meeting of stockholders of Vivus, representatives of MacKenzie Partners, Inc. were not provided with, and did not utilize, a script.
2.	Immediately following receipt of the comments of the Staff on Friday afternoon, July 12, 2013, MacKenzie Partners, Inc. reinstructed all of its representatives that, if they make reference to the recommendation of Institutional Shareholder Services (“ISS”) in communications with Vivus stockholders, they should not state that ISS recommended in favor of the First Manhattan nominees but should instead state that ISS recommended a vote for three of the nine individuals nominated by First Manhattan for election to the board of directors of Vivus at the 2013 annual meeting of stockholders.

Sincerely,

/s/ Daniel H. Burch

Daniel H. Burch

Chairman & Chief Executive Officer

MacKenzie Partners, Inc.